ISSUED ON BEHALF OF RELX PLC

Director/PDMR Shareholdings

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Henry Udow
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	RELX PLC
b)	LEI	549300WSX3VBUFFJOO66
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 14 51/116p each ('Ordinary Shares')

	Identification code	ISIN: GB00B2B0DG97

b)	Nature of the transaction	Exercise of options over 872 Ordinary Shares, granted 26 April 2016 under the RELX Group plc 2013 SAYE Share Option Scheme
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£10.32	872

d)	Aggregated information	n/a (single transaction)

	- Aggregated volume	872

	- Price	£10.32

e)	Date of the transaction	2019-08-02
f)	Place of the transaction	Outside of a trading venue